UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                          SAVE THE WORLD AIR, INC.

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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  805147 10 5
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                                 (CUSIP Number)

      CECIL BOND KYTE, 735 STATE STREET, SUITE 500, SANTA BARBARA, CA 93101;
                                 (805) 845-3581
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                      January 30, 2012 and January 30, 2013
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             (Date of Event which Requires Filing of This Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.  805147 10 5


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1.   Name of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     CECIL BOND KYTE

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2.   Check  the  Appropriate  Box If a Member of a Group (See Instructions)

                                                                 (a) [_] (b) [_]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     SEE ITEM 3, BELOW.  PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)                                                            [_]

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6.   Citizenship or Place of Organization
     USA
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             |
             | 7.   Sole Voting Power
             |      7,890,412, effective December 31, 2012; 11,410,412,
  NUMBER OF  |      effective January 30, 2013.
    SHARES   | -----------------------------------------------------------------
BENEFICIALLY | 8.   Shared Voting Power
 OWNED BY    |      0
    EACH     | -----------------------------------------------------------------
  REPORTING  | 9.   Sole Dispositive Power
   PERSON    |      7,890,412, effective December 31, 2012; 11,410,412,
    WITH     |      effective January 30, 2013.
             | -----------------------------------------------------------------
             | 10.  Shared Dispositive Power
             |      0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     7,890,412, effective December 31, 2012; 11,410,412, effective
     January 30, 2013.
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [_]

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13.  Percent  of Class Represented by Amount in Row (11) Effective December 31,
     2012 - 5.32%; Effective January 30, 2013 - 7.35%.

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14.  Type of Reporting Person
     IN
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

Item 1. Security and Issuer.

      The name of the issuer is Save The World Air, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at 735 State Street, Suite 500, Santa Barbara, CA 93101. This statement relates to the Company's common stock and stock options.

Item 2. Identity and Background.

      (a)-(f). This Schedule 13D is being filed by Cecil Bond Kyte, a citizen of the United States of America (the "Reporting Person"). The Reporting Person is a director, chairman of the board and chief executive officer of the Company and a private investor in oil and gas exploration projects and in the financial services industry, among other businesses and industries. Mr. Kyte's address is 735 State Street, Suite 500, Santa Barbara, CA 93101.

      During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The funds used by the Reporting Person to acquire the beneficial shares of common stock of the Company disclosed in this Schedule 13D filing are the personal funds of Reporting Person, who did not borrow any funds in connection with the purchases disclosed in this Schedule 13D.

Item 4. Purpose of Transaction.

      On or about September 18, 2012, the Reporting Person acquired 500,000 shares of common stock of the Company at a price of $0.25 per share.

      On January 30, 2011, the Reporting Person was granted (the "Grant") options (the "Option") to purchase 17,600,000 shares ("Shares") of common stock of the Company at $0.25 per Share. The effective date ("Effective Date") of the Grant was January 30, 2011. The Option expires ten (10) years from the Effective Date. Twenty percent (20%) of the Option vested on the first anniversary of the Effective Date and thereafter twenty percent (20%) of the Option will vest on each succeeding anniversary date of the Effective Date. Twenty percent (20%) of the Shares, i.e. 3,520,000, vested on January 30, 2012, and twenty percent (20%) of the Shares, i.e. another 3,520,000, vested on January 30, 2013.

      Reporting Person's acquisition of the foregoing Shares and receipt of the foregoing Options was for, and continues to be for, investment purposes only.

Item 5. Interest in Securities of the Issuer.

(a) Effective December 31, 2012, the Reporting Person was the beneficial owner of 7,890,412 shares of the Company's common stock, representing at that time 5.32% of the outstanding shares of the Company's common stock. The beneficial ownership of Reporting Person's shares includes, effective December 31, 2012, options to purchase 4,620,000 shares of the Company's common stock exercisable currently.

      Effective January 30, 2013, the Reporting Person was the beneficial owner of 11,410,412 shares of the Company's common stock, representing at that time 7.35% of the outstanding shares of the Company's common stock. The beneficial ownership of Reporting Person's shares includes, effective January 30, 2013, options to purchase 8,140,000 shares of the Company's common stock exercisable currently.

(b) Effective December 31, 2012, including shares of common stock of the Company owned and options to purchase shares of common stock of the Company, currently exercisable, the Reporting Person had the sole power to vote and dispose of 7,890,412 beneficial shares of the Company. Effective January 30, 2013, including shares of common stock of the Company owned and options to purchase shares of common stock of the Company, currently exercisable, the Reporting Person had the sole power to vote and dispose of 11,410,412 beneficial shares of the Company.

(c) The Reporting Person did not effect any transactions in the Company's securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Other than reported in Item 4, above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      None.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2013

                                           /s/ Cecil Bond Kyte
                                           -------------------------------------
                                           Name: Cecil Bond Kyte